Filed Pursuant to Rule 424(b)(3)

Registration No. 333-191706

CARTER VALIDUS MISSION CRITICAL REIT II, INC.

SUPPLEMENT NO. 4 DATED JULY 13, 2015

TO THE PROSPECTUS DATED APRIL 29, 2015

This document supplements, and should be read in conjunction with, the prospectus of Carter Validus Mission Critical REIT II, Inc. (the “Company”), dated April 29, 2015, Supplement No. 1, dated May 14, 2015, Supplement No. 2, dated June 3, 2015 and Supplement No. 3, dated June 18, 2015. Unless otherwise defined in this prospectus supplement, capitalized terms used in this prospectus supplement shall have the same meanings as set forth in the prospectus.

The purpose of this prospectus supplement is to describe the following:

(1) the status of the offering of shares of common stock of the Company;

(2) recent real property acquisitions; and

(3) an update to our automatic purchase program.

Status of Our Public Offering

We commenced our initial public offering of $2,350,000,000 of shares of our common stock (the “Offering”), consisting of up to $2,250,000,000 of shares in our primary offering and up to $100,000,000 of shares pursuant to our distribution reinvestment plan, on May 29, 2014. We are publicly offering two classes of shares of common stock, Class A shares and Class T shares, in any combination with a dollar value up to the maximum offering amount. As of July 10, 2015, we had accepted investors’ subscriptions for and issued approximately 31,050,000 shares of Class A common stock in the Offering, resulting in receipt of gross proceeds of approximately $308,442,000. As of July 10, 2015, we had approximately $2,041,558,000 in Class A shares and Class T shares of common stock remaining in our Offering.

Recent Real Property Acquisitions

The following information replaces in its entirety the first sentence of the second full paragraph on page 128 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

As of July 13, 2015, we, through wholly-owned subsidiaries of our operating partnership, owned 100% of the fee simple interest in thirteen properties located in various states, consisting of approximately 705,000 gross rentable square feet of commercial space.

The following information supplements, and should be read in conjunction with, the table on page 16 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 128 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description	Date Acquired	Year Built	Purchase Price	Property Taxes		Fees Paid to Sponsor(1)	Initial Yield(2)	Average Yield(3)	Physical Occupancy	Location (6)

Houston Surgical
Hospital and LTACH	06/30/15	1950(5)	$49,250,000	$433,615	(4)	$985,000	6.89%	(7)	100%	Houston, TX

(1)	Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 96 of the prospectus.
(2)	Initial yield is calculated as the current annualized rental income for the in-place lease at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. Our management believes that current annualized rental income is a more appropriate figure from which to calculate initial yield than net operating income.
(3)	Average yield is calculated as the average annual rental income, adjusted for any rent incentives, for the in-place lease over the non-cancellable lease term at the property divided by the property purchase price adjusted for certain seller credits, exclusive of acquisition costs and fees paid to our advisor or its affiliates. Our management believes that average annual rental income is a more appropriate figure from which to calculate average yield than net operating income.
(4)	Represents the real estate taxes on the property for 2014.
(5)	The Houston Surgical Hospital and LTACH was renovated in 2005 and 2008.
(6)	Our property is located in the metropolitan area of its city and as such may compete with other facilities for tenants if the current lease is not renewed.
(7)	Average yield not calculated for this property as it is not a triple net lease and the future costs of the property are not predictable.

The following information supplements, and should be read in conjunction with, the table on page 130 contained in the “Investment Objectives, Strategy and Policies–Tenant Lease Terms” section of the prospectus:

Property Description(*)	Major Tenants(1)	Total Square Feet Leased	% of Total Square Feet Leased	Renewal Options(3)	Annual Base Rent at Acquisition	Annual Base Rent Per Square Foot at Acquisition	Lease Expiration
Houston Surgical Hospital and LTACH (2)	Victory Medical Center Houston, LP (4) (7)	56,860	55.54%	1/5 yr.	$2,263,169(5)	$39.80	10/31/2035
	CHG Cornerstone Hospital of South Houston, LP (4) (7)	37,280	36.42%	2/5 yr.	$624,240(6)	$16.74	9/30/2022

(1)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property. We believe these tenants are creditworthy.
(2)	All of the operations and the principal nature of business of the tenants are healthcare related. The Houston Surgical Hospital and LTACH is located in the Houston-The Woodlands-Sugar Land, Texas metropolitan statistical area. The property may compete with other healthcare properties for tenants if the current tenant leases are not renewed.
(3)	Represents option renewal period/term of each option.
(4)	The tenant entered into a net lease pursuant to which the tenant is required to pay all operating expenses and capital expenditures of the building.
(5)	The portion of annual base rent for 54,860 square feet of the leased area increases approximately 1.0% annually on November 1, 2016, 2017 and 2018 and approximately 3.0% every five years beginning on November 1, 2023. The portion of annual base rent rent for the remaining 2,000 square feet of leased area increases approximately 2.0% annually beginning January 1, 2016.
(6)	The annual base rent under the lease increases each year by 2.0% of the then-current annual base rent.
(7)	These tenants are not rated entities.
*	We believe this property is suitable for its present and intended purpose, and adequately covered by insurance.

The following information supplements, and should be read in conjunction with, the table on page 131 contained in the “Investment Objectives, Strategy and Policies—Depreciable Tax Basis” section of the prospectus:

Property Description	Depreciable Tax Basis
Houston Surgical Hospital and LTACH	$44,325,000

The following information replaces in its entirety the first sentence of the fourth full paragraph on page 16 of the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the first sentence of the fourth full paragraph on page 129 of the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

In addition, as of July 13, 2015, we purchased, since inception, nine other properties for an aggregate purchase price of $66,733,317, plus closing costs, with a weighted average consolidated initial yield of 7.46%, a weighted average consolidated average yield of 8.79% and a consolidated annual base rent at acquisition of $4,980,185.

The following information supplements, and should be read in conjunction with, the second table beginning on page 16 contained in the “Prospectus Summary—Description of Real Estate Investments” section of the prospectus and the table beginning on page 129 contained in the “Investment Objectives, Strategy and Policies—Description of Real Estate Investments” section of the prospectus:

Property Description*	Major Tenant(2)	Location(3)	Date Acquired	Purchase Price	Property Taxes		Fees Paid to Sponsor(1)	Total Rentable Square Feet	% of Total Rentable Square Feet Leased	Lease Expiration
Eagan Data Center	Data Bank Holdings, LTD. (5)	Eagan, MN	06/29/2015	$5,800,000	$129,667	(4)	$116,000	87,402	100.0%	09/30/2029

(1)	Fees paid to the sponsor include payments made to an affiliate of our advisor for acquisition fees in connection with the property acquisition. It does not include fees paid to any property manager, including our affiliated property manager. For more detailed information on fees paid to our advisor or its affiliates, see the section captioned “Management Compensation” beginning on page 96 of the prospectus.
(2)	Major tenants include those tenants who occupy greater than 10% of the rentable square feet of their respective property.
(3)	Our property is located in the metropolitan area of its city and as such may compete with other facilities for tenants if the current lease is not renewed.
(4)	Represents the real estate taxes on the property for 2014.
(5)	The tenant is not a rated entity.
*	We believe the property is suitable for its present and intended purpose and is adequately covered by insurance.

Automatic Purchase Program

The following information replaces in its entirety the first full paragraph on page 197 contained in the “Plan of Distribution—Automatic Purchase Plan” section of the prospectus:

Investors who desire to purchase shares in this Offering at regular intervals may be able to do so by electing to participate in the automatic purchase program by completing an enrollment form that we will provide upon request. Alabama, Nebraska, New Jersey, North Carolina and Ohio investors are not eligible to participate in the automatic purchase program. Custodial accounts are also not eligible to participate in the Automatic Purchase Program. The minimum periodic investment is $100 per month. We will pay dealer manager fees and selling commissions in connection with sales under the automatic purchase program to the same extent that we pay those fees and commissions on shares sold in the primary offering outside of the automatic purchase program.